COMMENTS RECEIVED ON 02/18/2020

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund

AMENDMENT NO. 55

1)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

2)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate strategy and risk disclosure.

R:

Investing in contingent convertible securities is not a principal investment strategy for the fund.

Accordingly, we have not modified the disclosure.

3)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

4)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

Since the fund’s principal investment strategy states that the fund emphasizes junk bonds, the Staff requests we add a separate junk bond risk for lower-quality securities.

R:

We believe the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.